SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEES REQUIRED].

For the transition period from                     to

Commission file number 1-07533

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FEDERAL REALTY INVESTMENT TRUST SAVINGS AND RETIREMENT 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FEDERAL REALTY INVESTMENT TRUST

1626 EAST JEFFERSON STREET

Financial Statements and Report of

Independent Certified Public Accountants

Federal Realty Investment Trust Savings and Retirement 401(k) Plan

December 31, 2002

Federal Realty Investment Trust Savings and Retirement 401(k) Plan

Report of Independent Certified Public Accountants

To the Trustees of the

Federal Realty Investment Trust Savings and Retirement 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of Federal Realty Investment Trust Savings and Retirement 401(k) Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002 and the supplemental schedule of assets held for investment purposes as of December 31, 2002. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Federal Realty Investment Trust Savings and Retirement 401(k) Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan’s financial statements as of December 31, 2002 and 2001, and for the year ended December 31, 2002, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2002 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Vienna, Virginia

June 24, 2003

Federal Realty Investment Trust Savings and Retirement 401(k) Plan

Statements of Net Assets Available for Plan Benefits

	December 31,
	2002	2001
Assets
Investments, at fair value	$6,858,734	$7,983,871
Loans to participants	70,657	107,867
Contributions receivable	—	36,097

Total Assets	6,929,391	8,127,835

Net Assets Available for Plan Benefits	$6,929,391	$8,127,835

The accompanying notes are an intergal part of these statements.

Federal Realty Investment Trust Savings and Retirement 401(k) Plan

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2002

Additions to Net Assets Attributed to:
Contributions
Employee contributions	$932,722
Employer contributions	252,832
Rollover contributions	134,273

Total contributions	1,319,827

Investment income (loss)
Interest and dividends	158,603
Net depreciation in fair value of investments	(1,222,278)

Total investment income (loss)	(1,063,675)

Total Additions	$256,152

Deductions from Net Assets Attributed to:
Benefits paid to participants	$1,451,780
Administrative expenses	2,816

Total Deductions	1,454,596

Net Decrease	(1,198,444)
Net Assets Available for Plan Benefits, beginning of year	8,127,835

Net Assets Available for Plan Benefits, end of year	$6,929,391

The accompanying notes are an integral part of these statements.

Federal Realty Investment Trust Savings and Retirement 401(k) Plan

Notes to Financial Statements

December 31, 2002

NOTE A—SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies of Federal Realty Investment Trust (the Trust) Savings and Retirement 401(k) Plan (the Plan) is as follows:

Basis of Accounting

The financial statements of the Plan were prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments

The Plan’s investments are stated at fair value. Fluctuations in fair value are charged to participant’s accounts.

NOTE B—DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.

General

The Plan is a defined contribution plan in accordance with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and of Section 401(k) of the Internal Revenue Code of 1986, as amended. The Plan was established on January 1, 1985, restated effective January 1, 1997, and was most recently amended effective October 1, 2001. The most recent amendment altered the allocation of forfeitures so that they reduce employer-matching contributions.

Eligibility

All employees, except members of collective bargaining units, may participate in the elective deferrals portion of the Plan immediately upon employment. There are no members of a collective bargaining unit as of December 31, 2002.

Contributions

Participants make contributions to the Plan by means of a salary deferral agreement. Participants may defer their salary by an amount equal to not less than 1 percent but not more than 20 percent of their compensation, to the extent permitted by the law. The dollar value of participant contributions may not exceed $11,000 for calendar year 2002.

Federal Realty Investment Trust Savings and Retirement 401(k) Plan

Notes to Financial Statements

December 31, 2002

NOTE B—DESCRIPTION OF PLAN—Continued

The Trust will make employer-matching contributions to the Plan on behalf of all qualified participants. The amount of employer matching contributions for each eligible participant will be 50 percent of elective deferrals up to 5 percent of earnings. Employer matching and discretionary contributions will be made after one year of service is rendered with 1,000 or more hours completed by the participant, or if the participant retires, dies, or becomes disabled during the Plan year.

Additionally, the Plan allows for discretionary contributions to be made at the end of the Plan year in an amount to be determined by the Trust. There were no such contributions made for the year ended December 31, 2002.

Vesting

Participants are always vested in elective deferral, employer matching, and rollover contributions. Discretionary contributions are vested based on years of service, with 100 percent vesting after five years of credited service.

Participant Loans

Participants may borrow from their accounts a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from one to five years or up to a reasonable time for the purchase of a principal residence. The loans are secured by 50 percent of the vested balance in the participant’s accounts and bear interest at a rate determined by the Trust based on prevailing market conditions. At December 31, 2002, interest rates ranged from 5.75 percent to 10.5 percent.

Payment of Benefits

Upon termination of services for reasons other than death, retirement, or disability, a participant will receive the vested percentage of his or her account balance plus earnings. The distribution can be a lump-sum distribution or may be in the form of an annuity beginning at retirement age if requested by the participant.

Participants should refer to their summary plan description for more information regarding payment of benefits.

Administrative Expense

The Trust pays all third party expenses of maintaining the Plan. Total third party administrative expense for the Plan was $2,816 for the year ended December 31, 2002.

Federal Realty Investment Trust Savings and Retirement 401(k) Plan

Notes to Financial Statements—Continued

December 31, 2002

NOTE B—DESCRIPTION OF PLAN—Continued

Investments

Prudential Retirement Services (Prudential) is the trustee for the Plan portfolio. All investments are self-directed by participants.

Investment Options

Participants may select from 16 different investment options offered by Prudential and also shares of Federal Realty Investment Trust.

Change in Plan Administrator

On October 1, 2002, the Plan switched administrators from Putnam Investments to Prudential Retirement Services.

Federal Realty Investment Trust Savings and Retirement 401(k) Plan

Notes to Financial Statement—Continued

December 31, 2002

NOTE B—DESCRIPTION OF PLAN—Continued

Significant Investments

At December 31, 2002 and 2001, the fair market values of individual investments that represent 5 percent or more of the Plan’s net assets were as follows:

	December 31,
	2002	2001
Van Kampen Growth & Income Fund	$1,198,398	$—
AIM Mid Cap Equity Fund	1,023,726	—
Growth Fund of America	770,328	—
Euro Pacific Growth Fund	753,191	—
Prudential Government Income Fund	509,933	—
Prudential Stable Value Fund	455,005	—
Shares of Federal Realty Investment Trust	1,663,311	1,586,496
Putnam Growth and Income Fund	—	1,630,692
Putnam Vista Fund	—	1,869,269
Putnam New Opportunities Fund	—	997,622
Putnam International Growth Fund	—	734,262

NOTE C—TAX STATUS

The Plan obtained a determination letter on November 4, 1994, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC) under Section 401(a). The Plan has been amended since receiving its determination letter. The Plan’s trustees believe that the Plan is currently designed and operated in compliance with IRC and ERISA requirements.

Federal Realty Investment Trust Savings and Retirement 401(k) Plan

Notes to Financial Statement—Continued

December 31, 2002

NOTE D—PARTY-IN-INTEREST TRANSACTIONS

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provided services to the Plan, an employer whose employees were covered by the Plan, an employee organization whose members were covered by the Plan, a person who owned 50 percent or more of such an employer or employee association, or relatives of such persons.

The Plan invests in shares of Federal Realty Investment Trust and funds managed by Prudential; therefore these transactions qualify as parties-in-interest transactions.

NOTE E—PLAN TERMINATION

Although it has not expressed any intent to do so, Federal Realty Investment Trust has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan termination, participants will become 100 percent vested in their accounts.

NOTE F—RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2001

Net assets available for benefits per the financial statements	$8,127,835
Less: contributions receivable at December 31, 2001	(36,097)

Net assets available for benefits per Form 5500	$8,091,738

The following is a reconciliation of contributions per the financial statements to the Form 5500:

Year Ended December 31, 2002
Contributions per the financial statements	$1,319,827
Add: contributions receivable at December 31, 2001	36,097
Add: classification difference	1,433

Contributions per the Form 5500	$1,357,357

The following is a reconciliation of investment income per the financial statements to the Form 5500:

Year Ended December 31, 2002
Investment income (loss) per the financial statements	$(1,063,675)
Add: classification difference	44,291

Investment loss per the Form 5500	$(1,019,384)

The following is a reconciliation of investment income per the financial statements to the Form 5500:

Year Ended December 31, 2002
Deductions per the financial statements	$1,454,596
Add: classification difference	45,725

Expenses per the Form 5500	$1,500,321

Supplemental Information

Federal Realty Investment Trust Savings and Retirement 401(k) Plan

Schedule of Assets Held for Investment Purposes

December 31, 2002

Description	Fair Value

*Shares of Federal Realty Investment Trust	$1,663,311
Van Kampen Growth & Income Fund	1,198,398
AIM Mid Cap Equity Fund	1,023,726
Growth Fund of America	770,328
Euro Pacific Growth Fund	753,191
*Prudential Government Income Fund	509,933
*Prudential Stable Value Fund	455,005
Goldman Sachs Small Cap Value Fund	186,595
Lord Abbett Mid Cap Value Fund	112,430
*Prudential Stock Index Fund	81,747
AIM Small Growth Fund	46,275
*Prudential Total Return Bond Fund	33,359
*Prudential Health Sciences	14,376
Van Kampen Real Estate Securities	4,790
*Prudential Natural Resources	4,763
*Prudential Utility Fund	445
*Prudential Technology	62
*Participant Loans	70,657

Total	$6,929,391

* - Denotes Party-in-interest

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Public Accountants

23.2	Section 1350 Certifications of Chief Executive Officer and Chief Financial Officer (filed herewith)